EXHIBIT 99.1

Intellipharmaceutics Files Preliminary Base Shelf Prospectus and Shelf Registration Statement

TORONTO, Nov. 25, 2011 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development, and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that it has filed a preliminary short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada, except Quebec, and filed a registration statement with the United States Securities and Exchange Commission on Form F-3. Once the shelf prospectus is cleared and the shelf registration statement becomes effective, these filings would, subject to securities regulatory requirements and limitations, provide for the potential offering of up to an aggregate of US$30 million of the Company's common shares, preference shares, warrants and subscription receipts, or any combination thereof, from time to time in one or more offerings over a 25-month period. This shelf prospectus is intended to give Intellipharmaceutics the flexibility to take advantage of financing opportunities when, and if, market conditions are favorable to the Company. The specific terms of such future offerings, if any, would be established, subject to the approval of the Company's Board of Directors, at the time of such offering and will be described in detail in a prospectus supplement filed at the time of any such offering.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission, but has not yet become effective.   These securities may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy these securities in any jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

When available, copies of the prospectus and any prospectus supplement relating to a particular offering may be obtained by contacting Shameze Rampertab, Vice President Finance and Chief Financial Officer at Intellipharmaceutics International Inc., 30 Worcester Road, Toronto, ON Canada M9W 5X2.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development, including six ANDAs under review by the FDA, in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These forward-looking statements are based on certain key assumptions regarding, among other things, the receipt of applicable regulatory approvals, the filing of a final base shelf prospectus in Canada and the registration statement becoming effective in the U.S.  These statements also include, without limitation, statements regarding the Company's plans and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales and revenues, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to,the effects of general economic, including capital market, conditions securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, capital availability, the potential dilutive effects of any financing, the timing of our programs to research, develop and commercialize our products, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks and uncertainties detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our annual information form dated February 28, 2011 and Form 20-F for the year ended November 30, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Glenn Neumann
         Director of Investor Relations
         416-798-3001 x123
         investors@intellipharmaceutics.com